SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Madison Covered Call & Equity Strategy Fund

(Name of Issuer)

Common Stock

(Title of Class of Securities)

557437100

(CUSIP Number)

Howard D. Punch, President

Punch & Associates Investment Management, Inc.

7701 France Avenue South, Suite 300

Edina, MN  55435

952-224-4350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 557437100

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above persons Punch & Associates Investment Management, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,147,248

	8	Shared Voting Power N/A

	9	Sole Dispositive Power 1,147,248

	10	Shared Dispositive Power N/A

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,147,248

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.95%

14	Type of Reporting Person (See Instructions) IA

Reference is hereby made to the statements on Schedule 13D originally filed with the Securities and Exchange Commission on May 19, 2016 (the “Schedule 13D”) which are incorporated herein by reference. Pursuant to this Amendment No. 1, Items 4, 5, 6 and 7 are hereby amended as follows:

Item 4.	Purpose of the Transaction.

On June 9, 2016, the Reporting Person sent a letter to the Issuer concerning the Issuer’s announcement of the postponement of a merger and reorganization between the Issuer and an affiliate of the Issuer. A copy of the Reporting Person’s letter to the Issuer is attached hereto as Exhibit 7.1.

Item 5.	Interest in Securities of the Issuer.

(a)           Aggregate number and percentage of class beneficially owned:

The Reporting Person beneficially owns (as that term is defined in Rule 13d-3 promulgated by the SEC) an aggregate of 1,147,248 shares of voting common stock of the Issuer, representing 5.95% of the shares outstanding based on 19,268,423 shares outstanding as reported on Form N-CSR dated March 7, 2016.

(b)           Voting and Dispositive Power:

The Reporting Person has sole voting and dispositive power with respect to all shares of the Issuer’s common stock beneficially owned by Reporting Person.

(c)           Transactions within the past 60 days:

See Appendix A attached hereto containing a record of transactions in the Issuer’s Common Stock in the past 60 days.

(d)           Right to Direct the Receipt of Dividends:  N/A

(e)           Last Date on Which Reporting Person Ceased to be a 5% Holder:  N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 4 above, the Reporting Person sent a letter dated June 9, 2016 to the Issuer attached hereto as Exhibit 7.1 concerning the Issuer’s announcement of a postponement of a merger and reorganization between the Issuer and an affiliate of the Issuer.

Item 7.	Material to be Filed as Exhibits.
7.1. Letter dated June 9, 2016 to the Board of Trustees of the Issuer.

Signature

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: June 10, 2016	PUNCH & ASSOCIATES INVESTMENT MANAGEMENT, INC.

/s/ Howard D. Punch
Howard D. Punch, President
Punch & Associates Investment Management, Inc.

Appendix A

Transactions by Punch & Associates Investment Management, Inc. in Madison Covered Call & Equity Strategy Fund in the past 60 days (all transactions were open market transactions executed through a broker-dealer):

Date	Purchase or Sale	Number of Shares Purchased or Sold	Price Per Share

3/17/2016	Purchase	4370	$7.35
3/22/2016	Purchase	235	$7.39
3/23/2016	Purchase	1444	$7.43
3/24/2016	Purchase	838	$7.38
3/30/2016	Purchase	2713	$7.46
3/30/2016	Purchase	355	$7.48
3/31/2016	Purchase	31.762	$7.41
3/31/2016	Purchase	83.569	$7.41
3/31/2016	Purchase	181.602	$7.41
3/31/2016	Purchase	42.609	$7.41
3/31/2016	Purchase	50.21	$7.47
4/11/2016	Purchase	3209	$7.36
4/13/2016	Purchase	3216	$7.40
4/14/2016	Purchase	1040	$7.39
4/15/2016	Purchase	1765	$7.38
4/26/2016	Purchase	310	$7.53
4/26/2016	Purchase	145	$7.55
5/4/2016	Purchase	1225	$7.34
5/10/2016	Purchase	2450	$7.44
3/21/2016	Sale	2140	$7.36
3/22/2016	Sale	670	$7.36
4/7/2016	Sale	630	$7.24
4/7/2016	Sale	830	$7.24
4/13/2016	Sale	120	$7.40
4/13/2016	Sale	355	$7.40
4/14/2016	Sale	2600	$7.40
4/15/2016	Sale	160	$7.31
4/25/2016	Sale	445	$7.46
4/26/2016	Sale	190	$7.47
4/27/2016	Sale	725	$7.47
4/29/2016	Sale	5095	$7.44

Exhibit 7.1

Punch A BOUTIQUE I N VESTMENT ADVIS OR Y Board of Trustees Madison Covered Call and Equity Strategy Fund C/O Holly S. Baggot,Secretary C/O Madison Asset Management,LLC 550 Science Drive Madison,WI 53711 June 9,2016 Dear Members of the Board of Trustees: We would like to take this opportunity as shareholders to applaud you on the decision to postpone the previously announced reorganization of the Madison Covered Call and Equity Strategy Fund (MCN). We believe that the benefits to shareholders were limited,especially given the likely costs,and that,without modification, the terms were simply unacceptable. Despite this postponement, the issues of the underperformance of the fund and the persistent discount to net asset value are still real and need to be addressed by the Boord. As we pointed out in our previous communication,the fund has been disappointing to investors since its inception nearly twelve years ago: not only have we endured inferior performance relative to the market and the benchmark, but also we have been given no opportunity to liquidate our shares at net asset value. We believe that we are in the midst of a sea change in the closed-end fund market. Fund companies and their advisors are waking up to the idea that shareholders deserve better terms and structures than what has been the norm for a very long time. The days of perpetual life funds with broad mandates and no shareholder-friendly provisions are gone. The increasing issuance of funds with termination dates, liquidation options, and shareholder rights plans embedded into their bylaws is a powerful signal that funds and their advisors respect the capital entrusted to them. The idea is simple: funds need to produce value or else return capital to its rightful owners. Over time, we firmly believe that enhanced corporate governance will lead to a healthier, more robust, and larger asset class,benefiting investors and advisors alike. We strongly urge you to seriously and expeditiously "re-evaluate the various strategies and options to support the Funds and narrow the discounts," as you have committed to shareholders. Your actions will prove to the capital markets the seriousness with which you take shareholder value. Funds and advisors that do right by investors will certainly be held in higher esteem the next time they come to market seeking to raise new capital. Punch &Associates Investment Management, Inc. 7701 France Avenue South,Su ite 300. Edi na, MN 55435 Phone: (952) 224 4350 or (800) 241 5552 Fax: (952) 224 4351 www.punchi nvest.com Exhibit7.1-l DOCS-#5247450-v l

To reiterate,we strongly recommend that the fund either commence a significant dutch tender offer at net asset value or be converted to an open-end structure. Thank you for your attention. Regards, Managing Partner Exhibit 7.1-2 DOCS-#5247450-v1